

Mail Stop 3720

October 9, 2009

Mr. David Christian
Chief Executive Officer
Sanswire Corp.
101 NE 3rd Ave., Suite 1500
Fort Lauderdale, FL 33301

> **Re:** **Sanswire Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 14, 2009**
> **File No. 001-32509**

Dear Mr. Christian:

We have reviewed your supplemental response letter dated October 9, 2009 and have the following comment.

<u>Form 8-K</u>
<u>Item 4.02</u>

1.   You state in your response the status of filing an amended 10-Q for the period ended March 31, 2009. Please amend your filing to disclose this as well as all other disclosures added in the 8-K/A included in your response.

        As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Melissa Kindelan, Staff Accountant at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director